Pricing Supplement dated July 3, 2008, as amended on October 09, 2008

(To the Prospectus dated August 31, 2007,

the Prospectus Supplement dated September 4, 2007 and

Index Supplement dated September 4, 2007)

Filed Pursuant to Rule 424(b)(2) Registration No. 333-145845

$1,500,000 100% Principal Protected Notes due July 8, 2009 Linked to the Performance of the S&P 500® Index Medium-Term Notes, Series A, No. E-2289

Key Terms:	Terms used in this pricing supplement, but not defined herein, shall have the meanings ascribed to them in the prospectus supplement.

Issuer:	Barclays Bank PLC(Rated AA/Aa1‡)

Initial Valuation Date:	July 3, 2008

Issue Date:	July 9, 2008

Final Valuation Date:	July 2, 2009*

Maturity Date:	July 8, 2009* (resulting in a term to maturity of approximately 12 months)

Denominations:	Minimum denomination of $1,000, and integral multiples of $1,000 in excess thereof.

Interest:	We will not pay you interest during the term of the Notes.

Reference Asset:	S&P 500® Index (the “Index”) (Bloomberg ticker symbol “SPX <Index>”)

Principal Protection Percentage:	100%

Range:

The range above, but not including, the lower barrier and below, but not including, the upper barrier, where:

lower barrier is 1,067.15, the initial level multiplied by 84.50%

upper barrier is 1,458.65, the initial level multiplied by 115.50%

Initial Level:	1,262.90, the closing level of the reference asset on the initial valuation date.

Final Level:	The closing level of the reference asset on the final valuation date.

Payment at Maturity:

If you hold your Notes to maturity, you will receive a cash payment determined as follows:

•        if the Index is within the range—above the lower barrier and below the upper barrier—at all times between the initial valuation date and the final valuation date, you will receive a cash payment that provides you with a return per $1,000 principal amount Note equal to the absolute index return multiplied by the participation rate. Accordingly, your payment per $1,000 principal amount Note will be calculated as follows:

$1,000 + ($1,000 x Absolute Return)

•        if the closing level of the reference asset is outside the range – at or below the lower barrier or at or above the upper barrier – at any time between the initial valuation date and the final valuation date, you will receive a cash payment of $1,000 for each $1,000 principal amount Note.

Your principal is only protected if you hold the Notes to maturity.

Calculation Agent:	Barclays Bank PLC

Business Day:	New York

CUSIP/ISIN:	06738R4Q6 and US06738R4Q67

‡	The Notes are expected to carry the same rating as the Medium-Term Notes Program, Series A, which is rated AA by Standard & Poor's, a division of the McGraw-Hill Companies, Inc, and will be rated Aa1 by Moody’s Investor Services, Inc. The rating is subject to downward revision, suspension or withdrawal at any time by the assigning rating organization. The rating (1) does not take into account market risk or the performance-related risks of the investment (including, without limitation, the risks associated with the potential negative performance of any reference asset to which the Notes are linked), and (2) is not a recommendation to buy, sell or hold securities.
*	Subject to postponement in the event of a market disruption event and as described under “Reference Assets—Indices—Market Disruption Events for Notes with the Reference Asset Comprised of an Index or Indices” in the prospectus supplement.

Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page S-3 of the prospectus supplement, “Risk Factors” beginning on page IS-1 of the index supplement and “Selected Risk Considerations” beginning on page PS-5 of this pricing supplement.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

We may use this pricing supplement in the initial sale of Notes. In addition, Barclays Capital Inc. or another of our affiliates may use this pricing supplement in market resale transactions in any Notes after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, this pricing supplement is being used in a market resale transaction.

The Notes constitute our direct, unconditional, unsecured and unsubordinated obligations and are not deposit liabilities of Barclays Bank PLC and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

	Price to Public	Agent’s Commission	Proceeds to Barclays Bank PLC
Per Note	100%	1.25%	98.75%
Total	$1,500,000	$18,750	$1,481,250

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this pricing supplement together with the prospectus dated August 31, 2007, as supplemented by the prospectus supplement dated September 4, 2007 and the index supplement dated September 4, 2007 relating to our Medium-Term Notes, Series A, of which these Notes are a part. This pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the prospectus supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Prospectus supplement dated September 4, 2007 and prospectus dated August 31, 2007:

http://www.sec.gov/Archives/edgar/data/312070/000119312507194615/d424b3.htm

•	Index supplement dated September 4, 2007:

http://www.sec.gov/Archives/edgar/data/312070/000119312507194645/d424b3.htm

Our SEC file number is 1-10257. As used in this pricing supplement, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC.

Program Credit Rating

The Notes are issued under the Medium-Term Notes Program, Series A (the “Program”). The Notes are expected to carry the rating of the Program, which is rated AA by Standard & Poor's, a division of the McGraw-Hill Companies, Inc (“S&P”), and will be rated Aa1 by Moody’s Investor Services, Inc. (“Moody’s”). An AA rating from S&P generally indicates that the issuer’s capacity to meet its financial commitment on the obligations arising from the Program is very strong. An Aa1 rating by Moody’s indicates that the Program is currently judged by Moody’s to be an obligation of high quality and is subject to very low credit risk. The credit rating is a statement of opinion and not a statement of fact and is subject to downward revisions, suspension or withdrawal at any time by the assigning rating agency. The rating (1) does not take into account market risk or the performance-related risks of the investment (including, without limitation, the risks associated with the potential negative performance of any reference asset to which the Notes are linked), and (2) is not a recommendation to buy, sell or hold securities.

Description of Hypothetical Example

The following hypothetical example is provided for illustration purposes only. Assumptions in the example below are purely fictional and do not relate to the actual reference asset. The hypothetical terms do not represent the terms of an actual Note. They have been created in order to illustrate the relationship between potential returns on a Note and potential returns on the reference asset. The example is hypothetical, and does not purport to be representative of every possible scenario concerning increases or decreases in the value of the hypothetical reference asset. Investors should not take the example below as an indication or assurance of the expected performance of the Notes or the reference asset.

Below is a Table of Hypothetical Values at Maturity, based on the assumptions outlined for a hypothetical reference asset, which demonstrates the return that you would have earned from (i) an investment in the Notes compared to (ii) a direct investment in the hypothetical reference asset (prior to the deduction of any applicable brokerage fees or charges).

In the Table of Hypothetical Values at Maturity some amounts are rounded and actual returns may be different. The following is a general description of how the hypothetical values in each table were determined.

What is the Total Return on the Notes at Maturity Assuming a Range of Performance for the Index?

The following table illustrates the hypothetical total return at maturity on the Notes. The “total return” as used in this pricing supplement is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount Note to $1,000. The hypothetical total returns set forth below is based on the initial level of 1,262.90. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the Notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

PS–2

			Index Always Inside the Range		Index Was Outside the Range at Least Once
Final Level	Index Return (%)	Absolute Return	Payment at Maturity	Total Return on the Notes	Payment at Maturity	Total Return on the Notes
2,525.80	100.00%	100.00%	N/A	N/A	$1,000.00	0.00%
2,210.08	75.00%	75.00%	N/A	N/A	$1,000.00	0.00%
1,894.35	50.00%	50.00%	N/A	N/A	$1,000.00	0.00%
1,704.92	35.00%	35.00%	N/A	N/A	$1,000.00	0.00%
1,458.65	15.50%	15.50%	N/A	N/A	$1,000.00	0.00%
1,389.19	10.00%	10.00%	$1,100.00	10.00%	$1,000.00	0.00%
1,326.05	5.00%	5.00%	$1,050.00	5.00%	$1,000.00	0.00%
1,262.90	0.00%	0%	$1,000.00	0%	$1,000.00	0.00%
1,199.76	-5.00%	5.00%	$1,050.00	5.00%	$1,000.00	0.00%
1,136.61	-10.00%	10.00%	$1,100.00	10.00%	$1,000.00	0.00%
1,067.15	-15.50%	15.50%	N/A	N/A	$1,000.00	0.00%
820.89	-35.00%	35.00%	N/A	N/A	$1,000.00	0.00%
631.45	-50.00%	50.00%	N/A	N/A	$1,000.00	0.00%
315.73	-75.00%	75.00%	N/A	N/A	$1,000.00	0.00%
0.00	-100.00%	100.00%	N/A	N/A	$1,000.00	0.00%

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The level of the Index increases from its initial level of 1,262.90 to a final level of 1,389.19 and was always within the range during the observation period.

Because the Index Return is 10%, resulting in an Absolute Return of 10%, and the Index was always within the range during the observation period, the investor receives a payment at maturity of $1,100 per $1,000 principal amount Note calculated as follows:

$1,000 + ($1,000 x Absolute Return) = $1,000 + ($1,000 x 10%) = $1,100

Example 2: The level of the Index decreases from its initial level of 1,262.90 to a final level of 1,136.61 and was always within the range during the observation period.

Because the Index Return is -10%, resulting in an Absolute Return of 10%, and the Index was always within the range during the observation period, the investor receives a payment at maturity of $1,100 per $1,000 principal amount Note calculated as follows:

$1,000 + ($1,000 x Absolute Return) = $1,000 + ($1,000 x 10%) = $1,100

Example 3: The level of the Index increases from its initial level of 1,262.90 to a final level of 1,326.05 and was outside the range at least once during the observation period.

Because the Index was outside the range at least once during the observation period, the final payment per $1,000 principal amount Note at maturity is the principal amount of $1,000.

Example 4: The level of the Index decreases from its initial level of 1,262.90 to a final level of 1,199.76 and was outside the range at least once during the observation period.

Because the Index was outside the range at least once during the observation period, the final payment per $1,000 principal amount Note at maturity is the principal amount of $1,000.

Selected Purchase Considerations

•

Market Disruption Events and Adjustments— The final valuation date, the maturity date and the payment at maturity are subject to adjustment as described in the following sections of the prospectus supplement:

•

For a description of what constitutes a market disruption event as well as the consequences of that market disruption event, see “Reference Assets—Indices—Market Disruption Events for Notes with the Reference Asset Comprised of an Index or Indices” with respect to the reference asset; and

•	For a description of further adjustments that may affect the reference asset, see “Reference Assets—Indices—Adjustments Relating to Notes with the Reference Asset Comprised of an Index”.

PS–3

•

Preservation of Capital at Maturity—You will receive at least 100% of the principal amount of your Notes if you hold your Notes to maturity, regardless of the performance of the reference asset. Because the Notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

•	Absolute Return—So long as the Index is always within the range during the observation period, the Notes will pay the absolute value of the Index Return over the term.

•

Diversification Among U.S. Equities of the S&P 500® Index—The return on the Notes is linked to the S&P 500® Index. The S&P 500® Index consists of 500 component stocks selected to provide a performance benchmark for the U.S. equity markets. For additional information about the Index, see the information set forth under “Description of the Reference Asset” in this pricing supplement.

•

Certain U.S. Federal Income Tax Considerations— The following section assumes that the description of the terms of the Notes in this pricing supplement is materially correct. The discussion below supplements the discussion under “Certain U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement and is only applicable to you if (i) you are a United States holder (as defined in the accompanying prospectus supplement) and (ii) your taxable year does not end on a day that is between the final valuation date and the maturity date.

NO STATUTORY, JUDICIAL OR ADMINISTRATIVE AUTHORITY DIRECTLY DISCUSSES HOW YOUR NOTES SHOULD CURRENTLY BE TREATED FOR UNITED STATES FEDERAL INCOME TAX PURPOSES. AS A RESULT, CERTAIN ASPECTS OF THE UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF YOUR INVESTMENT IN THE NOTES ARE UNCERTAIN. ACCORDINGLY, WE URGE YOU TO CONSULT YOUR TAX ADVISOR AS TO THE UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF YOUR INVESTMENT IN THE NOTES AS WELL AS THE APPLICATION OF STATE, LOCAL AND OTHER TAX LAWS TO YOUR INVESTMENT IN THE NOTES.

Because of the possibility that the payment at maturity could be temporarily deferred upon the occurrence of a market disruption event, the Notes may be treated as either long-term or short-term debt for U.S. federal income tax purposes. Our special tax counsel, Sullivan & Cromwell LLP, is of the opinion that the Notes should be treated as contingent short-term debt for United States federal income tax purposes. Except as otherwise noted, the discussion below assumes the Notes will be treated as such. The terms of your Notes require you and us (in the absence of a change in law or a regulatory, administrative or judicial ruling to the contrary) to treat your Notes for all tax purposes as a contingent short-term debt instrument subject to the rules discussed herein. In purchasing your Notes, you agree to these terms.

Initial Purchasers. If you are an initial purchaser of the Notes, upon the maturity of your Notes, you should recognize ordinary income, if any, in an amount equal to the difference between the amount you receive with respect to your Notes at such time and the amount you paid for your Notes. Upon a sale or exchange of your Notes, it would be reasonable for you to recognize short-term capital gain or loss in an amount equal to the difference between the amount you paid for your Notes and the amount received by you upon such sale or exchange, unless you sell or exchange your Notes between the final valuation date and the maturity date, in which case it would be reasonable for you to treat any gain that you recognize as ordinary income and any loss that you recognize as a short-term capital loss. The deductibility of capital losses is subject to limitations.

Secondary Purchasers. If you are a secondary purchaser of Notes, you should be treated in the same manner as described above with respect to initial purchasers except that if you purchase your Notes at a discount from their principal amount (i) and hold them until maturity, it would be reasonable for you to treat any income you recognize as short-term capital gain to the extent of the excess of the principal amount of your Notes over the amount you paid for your Notes and to treat any loss you recognize as short-term capital loss, or (ii) sell or exchange them between the final valuation date and the maturity date, any gain that you recognize upon such sale or exchange should be treated as short-term capital gain to the extent that such gain does not exceed the difference between the principal amount of your Notes and the amount you paid for your Notes.

Alternative Treatments. Alternatively, if your Notes were treated as regular debt for U.S. federal income tax purposes, they would generally be subject to the special rules governing contingent payment debt obligations as further discussed under the heading “Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes—Contingent Payment Debt Instruments” in the accompanying prospectus supplement. Under such rules, if the Index is ever outside the range on a day that is more than 6 months before the maturity date, you would not have to continue accruing interest on the Notes and applicable Treasury regulations provide that holders should adjust the prior interest inclusions in respect of their Notes over the remaining term for the Notes in a reasonable manner. Although not entirely clear, we think it would be reasonable for an initial holder of the Notes, if they are treated as contingent payment debt instruments, to make such adjustments by (i) recognizing a net ordinary loss equal to any interest previously accrued on the Notes and (ii) not accruing any additional interest over the term of the Notes. Thereafter, such Notes would not be treated as contingent payment debt instruments and any gain or loss you recognize from a subsequent sale of the Notes should generally be characterized as capital gain or loss.

PS–4

Selected Risk Considerations

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in the reference asset. These risks are explained in more detail in the “Risk Factors” section of the prospectus supplement, including the risk factors discussed under the following headings:

•	“Risk Factors—Risks Relating to All Notes”;

•	“Risk Factors—Additional Risks Relating to Notes Which Pay No Interest”;

•

“Risk Factors—Additional Risks Relating to Notes with Reference Assets That Are Equity Securities or Shares or Other Interests in Exchange-Traded Funds, That Contain Equity Securities or Shares or Other Interests in Exchange-Traded Funds or That Are Based in Part on Equity Securities or Shares or Other Interests in Exchange-Traded Funds”; and

•	“Risk Factors—Additional Risks Relating to Notes with a Barrier Percentage or a Barrier Level”.

In addition to the risks described above, you should consider the following:

•

Market Risk—The return on the Notes at maturity, if any, is linked to the performance of the Index and will depend only on whether the Index level is within the range at all times during the observation period. YOU WILL RECEIVE ONLY THE FULL PRINCIPAL AMOUNT OF YOUR NOTES AT MATURITY IF THE INDEX AT ANY TIME FALLS OUTSIDE THE RANGE DURING THE OBSERVATION PERIOD.

•

The Notes Might Not Pay More Than the Principal Amount—You may receive a lower payment at maturity than you would have received if you had invested in the reference asset. If the closing level of the reference asset is outside the range on any day between the initial valuation date and the final valuation date, you will not receive a payment at maturity of more than the principal amount of your Notes.

•	No Interest—As a holder of the Notes, you will not receive interest payments.

•

No Interest or Dividend Payments or Voting Rights—As a holder of the Notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing the Index would have.

•

Certain Built-In Costs Are Likely to Adversely Affect the Value of the Notes Prior to Maturity—While the payment at maturity described in this pricing supplement is based on the full principal amount of your Notes, the original issue price of the Notes includes the agent’s commission and the cost of hedging our obligations under the Notes through one or more of our affiliates. As a result, the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC will be willing to purchase Notes from you in secondary market transactions will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

•

Lack of Liquidity—The Notes will not be listed on any securities exchange. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to offer to purchase the Notes in the secondary market but are not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes.

•

Potential Conflicts—We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

•

Many Economic and Market Factors Will Impact the Value of the Notes—In addition to the levels of the reference asset on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	the expected volatility of the Index;

•	the time to maturity of the Notes;

•	interest and yield rates in the market generally;

•	a variety of economic, financial, political, regulatory or judicial events; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Historical Information

The following graph sets forth the historical performance of the Index based on the daily Index closing level from January 7, 2002 through July 3, 2008. The Index closing level on July 3, 2008 was 1,262.90.

PS–5

We obtained the Index closing levels below from Bloomberg, L.P. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg, L.P. The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the Index closing level on the final valuation date. We cannot give you assurance that the performance of the Index will result in the return of any of your initial investment.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

PS–6